Prudential Investments LLC

655 Broad Street

Newark, New Jersey 07102

November 1, 2016

The Board of Directors
Prudential World Fund, Inc.
655 Broad Street
Newark, New Jersey 07102

Re: Prudential Jennison International Opportunities Fund

To the Board of Directors:

Prudential Investments LLC has contractually agreed, through February 28, 2018 to limit net annual Fund operating expenses (exclusive of distribution and service (12b-1) fees, transfer agency expenses (including sub-transfer agency and networking fees), extraordinary and certain other expenses, including taxes, interest and brokerage commissions) of each class of shares to 0.84% of the Fund's average daily net assets.

Very truly yours,

PRUDENTIAL INVESTMENTS LLC
By:	/s/ Scott E. Benjamin
Name:	Scott E. Benjamin
Title:	Executive Vice President